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Tracy Kimmel Direct Dial: 212/556-2294 tkimmel@kslaw.com

December 21, 2004

Via Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0409

Washington, D.C.  20549

Attn:                    Pamela A. Long
Assistant Director

Re:                                                                             Foster Wheeler Ltd. and Foster Wheeler LLC

                                                                                                Form S-3/A, filed on December 15, 2004

                                                                                                File No. 333-120076

Dear Ms. Long:

On behalf of Foster Wheeler Ltd. (“Parent”) and Foster Wheeler LLC (“LLC” and together with Parent, “Foster Wheeler”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”) the following:

•                    Amendment No. 2, dated December 21, 2004 (“Amendment No. 2”) to Foster Wheeler’s Registration Statement on Form S-3 (File No. 333-120076), filed on October 29, 2004 (the “Original Registration Statement”) and amended by Amendment No.1 thereto (“Amendment No. 1”) filed on December 15, 2004, together with the exhibits thereto; and

•                    Amendment No. 2, without exhibits, marked to show changes from Amendment No. 1 filed on December 15, 2004.

We are responding to the Staff’s comments contained in its letter dated December 17, 2004.  For your convenience, this letter sets forth in italics each of the Staff’s comments before our responses.

Form S-3

1.             We note your response to prior comment 4. Please remember as well that the registration statement for the issuance of common stock upon exercise of the warrants must be effective before any of the warrants are exercised.

Response:  Foster Wheeler notes the Staff’s comment and understands that the registration statement for the issuance of common stock upon exercise of the warrants must be effective before any of the warrants are exercised.

Legality Opinions

2.             Please revise all legality opinions to make clear to which entity(ies) counsel is providing the legality opinion.

Response:  The opinions have been revised to clarify to whom they are being delivered and also to clarify the entities to which each opinion relates.

Exhibit 5.2

3.             We note your response to prior comment 12. We have the following further comments:

•         With respect to assumption (g), while you may assume that the resolutions will remain in force in the future, you may not assume that the resolutions were in force at the time of your opinion as the resolutions underlie the entities ability to legally and validly enter into any obligations. Please revise.

Response:  Counsel has revised its opinion as requested.

•         With respect to assumption (j), please revise to delete the assumption that the Company, FW Holdings, and Continental were solvent at the time that each entered into the indenture. To the extent this is necessary to counsel’s opinion, counsel should verify that fact. Note that we do not object to your statement that the obligations of the parties will be subject to laws in effect from time to time relating to insolvency.

Response:  Counsel has revised its opinion as discussed with the Staff on December 20, 2004.

4.             Counsel must opine that the guarantees are valid and binding obligations of the guarantors it represents. We note that the enforceability of the guarantees made by the Bermuda companies is not covered by the King & Spalding opinion, as these are not “Covered Guarantors”. Please revise. We will not object if King & Spalding opines as to the enforceability of the guarantees and relies upon the Conyers opinion for corporate matters underlying its opinion, provided that both opinions express, as the case may be, their consent to and reliance upon these opinions.

Response:  King & Spalding LLP has provided the requested opinion.  See Exhibit 5.1.

5.             The last sentence of this opinion suggests that the King & Spalding opinion was filed as Exhibit 5.2 to the registration statement. Please revise to correct this reference.

Response:  Counsel has revised its opinion as requested.

Exhibit 5.3

6.             Please delete the first sentence of the penultimate paragraph of the opinion as you may limit the opinion as to purpose, but not as to persons.

Response:  Counsel has revised its opinion as requested.

7.             Please ensure that the enforceability of the Guarantee made by Foster Wheeler Europe Limited is opined upon under New York law, which governs the indenture. We will not object if King & Spalding renders this opinion in reliance upon King & Spalding International’s opinion that the guarantee has been duly authorized, executed and delivered under English law.

Response:  King & Spalding LLP has provided the requested opinion.  See Exhibit 5.1.

8.             Information that is verifiable by counsel should not be assumed in its opinion. For example, the assumption regarding the guarantor’s ability to pay its debts as of September 24, 2004, certain resolutions or documents having already been filed within applicable time periods and no rescission of the resolutions as of the date of the opinion should not be assumed. These and any similar assumptions and qualifications made in Schedules 1 and 2 to the opinion should be removed.

Response:  Counsel has revised its opinion as requested.

Exhibit 5.4

9.             Since the Indenture is governed by New York law, either Heller Ehrrnan or King & Spalding, in reliance upon Heller Ehrman’s opinion, must opine that the guarantees made by the California companies are binding under New York law.

Response:  King & Spalding LLP has provided the requested opinion.  See Exhibit 5.1.

Exhibit 5.5

10.           Please delete the first and second sentences in the third paragraph of your opinion. You may limit the opinion as to purpose, but not persons. Delete the statement that the opinion may not be disclosed to any other party.

Response:  Counsel has revised its opinion to provide that the holders of the notes may rely on its opinion.  We understand that this approach was previously agreed by counsel with the Staff in connection with another filing in February 2004.

11.           Counsel should not assume facts that it can reasonably verify through a certificate of the company’s officers or other appropriate due diligence. As such, counsel should delete the assumptions in paragraphs b, c, d, e, g, h and j.

Response:  Counsel has deleted these assumptions as requested, except for the assumptions in paragraph b.  Counsel has revised paragraph b to narrow the assumptions using language that it previously agreed with the Staff in connection with another filing in February 2004.

12.           As the indenture is governed by New York, law, either local counsel or King & Spalding, in reliance upon local counsel’s opinion, should opine that the guarantees made by the [Netherlands company] are binding under New York law.

Response:  King & Spalding LLP has provided the requested opinion.  See Exhibit 5.1.

Exhibits 5.6 and 5.7

13.           Since the Indenture is governed by New York law, either local counsel or King & Spalding, in reliance upon local counsel’s opinion, must opine that the guarantees made by the Hungarian and Luxembourg companies are binding under New York law. The opinions filed as exhibits 5.6 and 5.7 are limited to the laws of Hungary and Luxembourg.

Response:  King & Spalding LLP has provided the requested opinion.  See Exhibit 5.1.

*   *   *   *

We hope the foregoing information is helpful.  If we can be of any assistance to the Staff in explaining these changes, please let us know.  Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,

/s/ TRACY KIMMEL

Tracy Kimmel

cc:                                 Tamara Brightwell — Securities and Exchange Commission
Lisa Fries Gardner — Foster Wheeler
Vic Hebert — Foster Wheeler